245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 23, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Advisor Series II (the trust):  File Nos. 033-06516 and 811-04707

Fidelity Advisor Limited Term Bond Fund
Fidelity Advisor Mortgage Securities Fund
Fidelity Advisor Strategic Income Fund

(the fund(s))

Post-Effective Amendment Nos. 147 and 149

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment Nos. 147 and 149 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Class Z for Fidelity Advisor Limited Term Bond Fund, Class Z for Fidelity Advisor Mortgage Securities Fund, and Class Z for Fidelity Advisor Strategic Income Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of September 29, 2018.  We request your comments by August 22, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group